SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
HILAND PARTNERS, LP

(Name of Issuer)
Common Units

(Title of Class of Securities)
431291 10 3

(CUSIP Number)
Matthew S. Harrison
Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Tel: (580) 242-6040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 3, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE
     This Amendment No. 6 to Schedule 13D (this “Amendment”) to the Schedule 13D filed on January 15, 2009 (the “Schedule 13D”) with the Securities and Exchange Commission (the “Commission”), as amended by Amendment No. 1 thereto filed on April 21, 2009, Amendment No. 2 thereto filed on June 2, 2009, Amendment No. 3 thereto filed on September 9, 2009, Amendment No. 4 thereto filed on October 27, 2009 and Amendment No. 5 thereto filed on October 27, 2009, relating to the common units (the “Common Units”) representing limited partner interests of Hiland Partners, LP (the “Issuer”) is being filed by Harold Hamm, HH GP Holding, LLC (“HH GP Holding”), Hiland Partners GP Holdings, LLC (“Holdings GP”), Hiland Holdings GP, LP (“Holdings”), Bert Mackie, the trustee of the Harold Hamm DST Trust and the Harold Hamm HJ Trust (together, the “Trusts”), Joseph L. Griffin, Chief Executive Officer, President and Director of each of Holdings GP and Hiland Partners GP, LLC, the general partner of the Issuer (“Hiland GP”), and Matthew S. Harrison, Chief Financial Officer, Vice President-Finance, Secretary and a Director of each of Holdings GP and Hiland GP (collectively, the “Reporting Persons”). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
This Item 3 shall be deemed to amend and restate Item 3 of the Schedule 13D in its entirety:
     The aggregate value of the transaction (the “Transaction”) contemplated by the Agreement and Plan of Merger, dated as of June 1, 2009, among HH GP Holding, HLND MergerCo, LLC (the “Merger Sub”), Hiland GP and the Issuer, as amended by that certain Amendment No. 1, dated as of October 26, 2009, and as amended by that certain Amendment No. 2, dated as of November 3, 2009 (the “Merger Agreement”, which is described in Item 4 of this Schedule 13D (which Item 4 is incorporated herein by reference)), is approximately $63.1 million of common units (as described below), plus the continued holding of subordinated units of the Issuer by Holdings, plus consolidated long-term debt of the Issuer, which is to remain outstanding in connection with the Transaction and was approximately $265.1 million as of June 30, 2009.
     In a funding commitment letter, dated June 1, 2009, as amended by that certain Amendment No. 1, dated as of November 3, 2009 (the “Commitment Letter”), Mr. Hamm agreed to contribute to HH GP Holding approximately $41.3 million in cash, less the amount of cash, if any, to be contributed to HH GP Holding or Merger Sub by the Trusts, solely for the purpose of funding the merger consideration of approximately $39.9 million pursuant to the Merger Agreement and to pay estimated related fees and expenses of approximately $1.4 million. This summary of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, which is attached to the Schedule 13D as Exhibit 99.7 and Exhibit 99.12 and incorporated by reference in its entirety into this Item 3.
     Mr. Hamm and Mr. Mackie, on behalf of the Trusts, have agreed in principle for the Harold Hamm DST Trust and the Harold Hamm HJ Trust to contribute approximately $9.8 million and $6.5 million, respectively, to Merger Sub, in exchange for Merger Sub LLC units, solely for the purpose of funding the merger consideration. Accordingly, Mr. Hamm’s contribution to HH GP Holding is expected to be reduced by approximately $16.3 million to approximately $25.0 million.
     Holdings GP and Holdings entered into a Support Agreement (HLND Units), dated June 1, 2009 (the “Support Agreement”), with the Issuer, Hiland GP, HH GP Holding and Merger Sub pursuant to which they agreed to continue to hold the aggregate 2,321,471 Common Units beneficially owned by them. Based on the cash purchase price of $10.00 per Common Unit, the aggregate value of the continued holding of the Common Units by Holdings is approximately $23.2 million. This summary of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is attached to the Schedule 13D as Exhibit 99.6 and incorporated by reference in its entirety into this Item 3.
Item 4. Purpose of Transaction.
This Item 4 shall be deemed to amend and supplement Item 4 of the Schedule 13D:
     The parties to the Merger Agreement executed an amendment increasing the merger consideration per Common Unit and revising the termination provisions of the Merger Agreement (the “Amendment”). The Amendment, which is attached as Exhibit 99.11 and is incorporated into this Item 6 by reference, increases the merger consider consideration from $7.75 per Common Unit to $10.00 per Common Unit and changes the earliest date upon which either party can terminate the Merger Agreement for the reason that the closing had not yet occurred from November 6, 2009 to December 11, 2009.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
This Item 6 shall be deemed to amend and supplement Item 6 of the Schedule 13D:
     The parties to the Merger Agreement executed an amendment increasing the merger consideration per Common Unit and revising the termination provisions of the Merger Agreement (the “Amendment”). The Amendment, which is attached as Exhibit 99.11 and is incorporated into this Item 6 by reference, increases the merger consider consideration from $7.75 per Common Unit to $10.00 per Common Unit and changes the earliest date upon which either party can terminate the Merger Agreement for the reason that the closing had not yet occurred from November 6, 2009 to December 11, 2009.

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Item 7. Exhibits
This Item 7 shall be deemed to amend and supplement Item 7 of the Schedule 13D:

Exhibit 99.11	Amendment No. 2, dated November 3, 2009, to the Agreement and Plan of Merger, among HH GP Holding, LLC, HLND MergerCo, LLC, Hiland Partners GP, LLC, and Hiland Partners, LP, dated June 1, 2009 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on November 4, 2009).

Exhibit 99.12	Amendment No. 1, dated November 3, 2009, to the funding commitment letter, dated June 1, 2009 by and between Harold Hamm and HH GP Holding, LLC (related to the Hiland Partners, LP merger)(incorporated by reference to Exhibit 2.2 to Hiland Partners, LP’s Current Report on Form 8-K filed on November 4, 2009).

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: November 4, 2009	HILAND HOLDINGS GP, LP

	By:	Hiland Partners GP Holdings, LLC,
its general partner

	By:	/s/ Matthew S. Harrison
	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President-
Finance and Secretary

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: November 4, 2009	HILAND PARTNERS GP HOLDINGS, LLC

	By:	/s/ Matthew S. Harrison
	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President-
Finance and Secretary

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: November 4, 2009	HH GP HOLDING, LLC

	By:	*

	Name:	Harold Hamm
	Title:	Sole Member

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison

Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: November 4, 2009	*

Harold Hamm

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison

Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: November 4, 2009	*

Bert Mackie

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: November 4, 2009	*

Joseph L. Griffin

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: November 4, 2009	/s/ Matthew S. Harrison
Matthew S. Harrison

EXHIBIT INDEX

Exhibit 99.1*	Joint Filing Agreement, dated January 15, 2009.

Exhibit 99.2*	Letter from Harold Hamm to Board of Directors of Hiland Partners GP, LLC, dated January 15, 2009.

Exhibit 99.3*	Letter from Harold Hamm to Conflicts Committee of the Board of Directors of Hiland Partners GP, LLC, dated April 20, 2009.

Exhibit 99.4*	Press release, dated June 1, 2009, of the Hiland Companies (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.5*	Agreement and Plan of Merger, among HH GP Holding, LLC, HLND MergerCo, LLC, Hiland Partners GP, LLC, and Hiland Partners, LP (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.6*	Support Agreement (HLND Units), among HH GP Holding, LLC, HLND MergerCo, LLC, Hiland Partners GP, LLC, Hiland Partners, LP, Hiland Partners GP Holdings, LLC and Hiland Holdings GP, LP (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.7*	Funding commitment letter, dated June 1, 2009, between Harold Hamm and HH GP Holding, LLC (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.8*	Joinder to the Joint Filing Agreement executed by Mr. Mackie, dated as of September 8, 2009.

Exhibit 99.9*	Letter from Harold Hamm to Conflicts Committee of the Board of Directors of Hiland Partners GP, LLC, dated October 26, 2009.

Exhibit 99.10*	Amendment No. 1 to the Agreement and Plan of Merger, among HH GP Holding, LLC, HLND MergerCo, LLC, Hiland Partners GP, LLC, and Hiland Partners, LP, dated October 26, 2009 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on October 27, 2009).

Exhibit 99.11	Amendment No. 2, dated November 3, 2009, to the Agreement and Plan of Merger, dated as of June 1, 2009, by and between Hiland Partners, LP, Hiland Partners GP, LLC, HH GP Holding, LLC and HLND MergerCo, LLC (incorporated by reference to Exhibit 2.1 to Hiland Partners, LP’s Current Report on Form 8-K filed on November 4, 2009).

Exhibit 99.12	Amendment No. 1, dated November 3, 2009, to the funding commitment letter, dated June 1, 2009 by and between Harold Hamm and HH GP Holding, LLC (related to the Hiland Partners, LP merger) (incorporated by reference to Exhibit 2.2 to Hiland Partners, LP’s Current Report on Form 8-K filed on November 4, 2009).

*	Previously filed